                                                       OMB APPROVAL
                                         OMB NUMBER:                   3235-0145
                                         EXPIRES:              DECEMBER 31, 1997
                                         ESTIMATED AVERAGE BURDEN
                                         HOURS PER RESPONSE................14.90



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                  Apogee, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value

                         (Title of Class of Securities)
                                   03759T 10 3


                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [      ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 17 pages

CUSIP NO. 03759T 10 3                  13G                    PAGE 2 OF 15 PAGES


    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Abbingdon Venture Partners Limited Partnership

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
                                                                    (b) [ ]
            SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut

         NUMBER OF                5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                     2,762,275
          OWNED BY
            EACH                  6      SHARED VOTING POWER
         REPORTING
           PERSON                        0
            WITH
                                  7      SOLE DISPOSITIVE POWER

                                         2,762,275

                                  8      SHARED DISPOSITIVE POWER

                                         0


    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,762,275

   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                     [ ]


   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            28.12%

   12       TYPE OF REPORTING PERSON*

            PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 15 pages

CUSIP NO. 03759T 10 3                   13G                  PAGE 3 OF 15 PAGES


    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Abbingdon Venture Partners Limited Partnership-II

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]
    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF            5        SOLE VOTING POWER
SHARES
BENEFICIALLY                  921,425
OWNED BY
EACH                 6        SHARED VOTING POWER
REPORTING
PERSON                        0
 WITH
                     7        SOLE DISPOSITIVE POWER

                              921,425

                     8        SHARED DISPOSITIVE POWER

                              0

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            921,425

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                       [ ]

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.38%

    12      TYPE OF REPORTING PERSON*

            PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 15 pages

CUSIP No. 03759T 10 3                13G                     PAGE 4 OF 15 PAGES


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Investment Partners Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [X]
                                                               (b) [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                  5        SOLE VOTING POWER

                           36,000
NUMBER OF
SHARES            6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0
EACH
REPORTING         7        SOLE DISPOSITIVE POWER
PERSON
 WITH                      36,000

                  8        SHARED DISPOSITIVE POWER

                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [ ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.37%

12       TYPE OF REPORTING PERSON*

         PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 15 pages

CUSIP No. 03759T 10 3                13G                     PAGE 5 OF 15 PAGES

1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John H. Foster


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]
                                                                   (b) [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


                     5        SOLE VOTING POWER

NUMBER OF                     31,500
SHARES
BENEFICIALLY         6        SHARED VOTING POWER
OWNED BY
EACH                          3,757,100
REPORTING
PERSON               7        SOLE DISPOSITIVE POWER
 WITH
                              31,500

                     8        SHARED DISPOSITIVE POWER

                              3,757,100


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,788,600

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [ ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         38.57%

12       TYPE OF REPORTING PERSON*

         IN


                               Page 5 of 15 pages

CUSIP No. 03759T 10 3                                         page 6 of 15 pages



Item 1(a).            Name of Issuer:

                      The name of the issuer is Apogee, Inc. (the "Company").

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      The principal executive offices of the Company are located at 1018 West Ninth Avenue, King of Prussia, Pennsylvania 19406.

Item 2(a).            Names of Persons Filing:

                      This statement is being filed by: (i) Abbingdon Venture Partners Limited Partnership; (ii) Abbingdon Venture Partners Limited Partnership-II; (iii) Investment Partners Limited Partnership; and (iv) John H. Foster.

Item 2(b).            Address of Principal Business Office or, if None,
                      Residence:

                      The address of the principal business office of each reporting person is c/o Foster Management Company, 1018 West Ninth Avenue, King of Prussia, Pennsylvania 19406.

Item 2(c).            Citizenship:

                      Abbingdon Venture Partners Limited Partnership is organized under the laws of the State of Connecticut. Abbingdon Venture Partners Limited Partnership-II is organized under the laws of the State of Delaware. Investment Partners Limited Partnership is organized under the laws of the State of Delaware. John H. Foster is a citizen of the United States.

Item 2(d).            Title of Class of Securities:

                      The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.

Item 2(e).            CUSIP Number:

                      The CUSIP number of the Common Stock is 03759T 10 3.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      Not applicable.


                               Page 6 of 15 pages

CUSIP No. 03759T 10 3                                        page 7 of 15 pages




Item 4.               Ownership.

                      (1)     Abbingdon Venture Partners Limited
                      Partnership:

                              (a)      As of December 31, 1996, Abbingdon
         Venture Partners Limited Partnership owned beneficially
         2,762,275 shares of Common Stock.

                              (b)      The shares of Common Stock owned
         beneficially by Abbingdon Venture Partners Limited Partnership represent approximately 28.12% of the issued and outstanding shares of Common Stock of the Company.

                              (c)      Abbingdon Venture Partners Limited
         Partnership has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                      (2)     Abbingdon Venture Partners Limited
                      Partnership-II:

                              (a)      As of December 31, 1996, Abbingdon
         Venture Partners Limited Partnership-II owned beneficially 921,425 shares of Common Stock.

                              (b)      The shares of Common Stock owned
         beneficially by Abbingdon Venture Partners Limited Partnership-II represent approximately 9.38% of the issued and outstanding shares of Common Stock of the Company.

                              (c)      Abbingdon Venture Partners Limited
         Partnership-II has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                      (3)     Investment Partners Limited Partnership:

                              (a)      As of December 31, 1996, Investment
         Partners Limited Partnership owned beneficially 36,000 shares of Common Stock.

                              (b)      The shares of Common Stock owned
         beneficially by Investment Partners Limited Partnership represent approximately 0.37% of the issued and outstanding shares of Common Stock of the Company.

                              (c) Investment Partners Limited Partnership has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose

                               Page 7 of 15 pages

CUSIP No. 03759T 10 3                                        page 8 of 15 pages




         of or to direct the disposition of its shares of Common
         Stock.

                      (4)     John H. Foster:

                              (a) As of December 31, 1996, John H. Foster owned beneficially 3,788,600 shares of Common Stock.

                              (b)      The shares of Common Stock owned
         beneficially by Mr. Foster represent approximately 38.57% of the issued and outstanding shares of Common Stock of the Company.

                              (c) Mr. Foster has the sole power to vote or to direct the voting of 31,500 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 31,500 shares of Common Stock.

                              (d) Mr. Foster shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares of Common Stock:

                                    (i) 2,762,275 shares of Common Stock owned
                           beneficially by Abbingdon Venture Partners Limited Partnership, a limited partnership of which BDC-III Partners, a general partnership of which Mr. Foster is a partner, is general partner;

                                    (ii) 921,425 shares of Common Stock owned
                           beneficially by Abbingdon Venture Partners Limited Partnership-II, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Foster is a partner, is general partner;

                                    (iii) 36,000 shares of Common Stock owned
                           beneficially by Investment Partners Limited
                           Partnership, a limited partnership of which Mr. Foster is the sole shareholder of the corporate general partner;

                                    (iv) 20,600 shares of Common Stock owned
                           beneficially by The John H. Foster Foundation, a charitable foundation, of which Mr. Foster is a director; and

                                    (v) 16,800 shares of Common Stock owned
                           beneficially by the Trust u/w Virginia C. Foster, of which Mr. Foster is a trustee.

Item 5.               Ownership of Five Percent or Less of a Class.

                      Not applicable.

                               Page 8 of 15 pages

CUSIP No. 03759T 10 3                                        page 9 of 15 pages





Item 6.               Ownership of More than Five Percent on Behalf of
                      Another Person.

                      Not applicable.

Item 7.               Identification and Classification of the
                      Subsidiary Which Acquired the Security Being
                      Reported on by the Parent Holding Company.

                      Not applicable.

Item 8. Identification and Classification of Members of the Group.

                      The members of the Group filing this statement are Abbingdon Venture Partners Limited Partnership, Abbingdon Venture Partners Limited Partnership-II, Investment Partners Limited Partnership and John H. Foster.

Item 9.               Notice of Dissolution of Group.

                      Not applicable.

Item 10.              Certification.

                      Not applicable.


                               Page 9 of 15 pages

CUSIP No. 03759T 10 3                                       page 10 of 15 pages




Signature

                      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 13, 1997

                                 ABBINGDON VENTURE PARTNERS LIMITED
                                   PARTNERSHIP


                                 By: BDC-III Partners, General
                                       Partner


                                 By:   /s/ Robert A. Ouimette
                                    -------------------------------------------
                                    Name:  Robert A. Ouimette,
                                           as attorney-in-fact for John H.
                                           Foster (General Partner), pursuant to
                                           a power of attorney dated February
                                           12, 1993 (previously filed, copy
                                           attached)


                                 ABBINGDON VENTURE PARTNERS
                                   LIMITED PARTNERSHIP-II


                                 By:  Abbingdon-II Partners,
                                        General Partner


                                 By:  /s/ Robert A. Ouimette
                                    -------------------------------------------
                                      Name:  Robert A. Ouimette,
                                             as attorney-in-fact for
                                             John H. Foster (General
                                             Partner), pursuant to a
                                             power of attorney dated
                                             February 12, 1993
                                             (previously filed, copy
                                             attached)


                               Page 10 of 15 pages

CUSIP No. 03759T 10 3                                       page 11 of 15 pages




                                INVESTMENT PARTNERS LIMITED
                                  PARTNERSHIP


                                By: IP Partners, Inc.,
                                  General Partner



                                By: /s/ Robert A. Ouimette
                                    -----------------------------------------
                                    Name:  Robert A. Ouimette,
                                           as attorney-in-fact for
                                           John H. Foster (President of
                                           General Partner), pursuant
                                           to a power of attorney
                                           dated February 12, 1993
                                           (previously filed, copy
                                           attached)



                                    /s/ Robert A. Ouimette
                                    -----------------------------------------
                                    Name: Robert A. Ouimette,
                                          as attorney-in-fact for
                                          John H. Foster, pursuant to
                                          a power of attorney dated
                                          February 12, 1993
                                          (previously filed, copy
                                          attached)





                               Page 11 of 15 pages

CUSIP No. 03759T 10 3                                       page 12 of 15 pages





                                INDEX TO EXHIBITS



Exhibit                                                            Sequential
 Number                       Description                             Page

Exhibit A                     Joint Filing Agreement dated
                              as of February 13, 1997 by and
                              among Abbingdon Venture
                              Partners Limited Partnership,
                              Abbingdon Venture Partners
                              Limited Partnership-II,
                              Investment Partners Limited
                              Partnership and John H.
                              Foster.

Exhibit B                     Power of Attorney


                               Page 12 of 15 pages